FORLINK SOFTWARE CORPORATION, INC.
Shenzhou Mansion 9F, ZhongGuanCun South Street,
No. 31 Haidian District
Beijing, China
Tel: 8610 6811 8866
Fax: 8610 6811 8877

January 17, 2008

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn: Mr. David L. Orlic

Re:	Forlink Software Corporation, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 4, 2008
File No. 000-18731

Dear Mr. Orlic:

Set forth below are the responses from Forlink Software Corporation, Inc. (the “Company”) to the comment received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated January 10, 2008. We have reproduced the Staff’s comment and have followed the comment with our response.

Action 1 Reverse Stock Split: Material Terms, Potential Risks and Principal Effects of the One-for-Twenty Reverse Stock Split

1.
We note that you have disclosed the possible anti-takeover effects of the effective increase in authorized shares of common stock that will result from the reverse stock split, and that you have stated that the board of directors currently has no intention of using the additional authorized shares for anti-takeover purposes. Please expand your disclosure to describe any plans, proposals or arrangements you may have for the issuance of the shares that result from the effective increase in authorized shares of common stock. If you have no such plans, proposals or arrangements, please include a statement in your information statement to that effect.

Response:  The Company does not currently have any plans, proposals or arrangements for the issuance of the shares that result from the effective increase in authorized shares of common stock due to the reverse stock split. We have made such disclosure in the Company’s amended Preliminary Schedule 14C Information Statement, a copy of which accompanies this letter.

* * * *

Should you have any further question regarding the above, please contact Ayla A. Nazli, Esq. of Richardson & Patel LLP by telephone at (310) 208-1182 or by facsimile at (310) 208-1154.

Very truly yours,

FORLINK SOFTWARE CORPORATION, INC.

By:	/s/ Yi He
Yi He
Chief Executive Officer

Company Certification and Acknowledgment

On behalf of Forlink Software Corporation, Inc. (the “Company), I, Yi He, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated January 10, 2008:

1.	I am the duly appointed Chief Executive Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Yi He
Yi He
Chief Executive Officer
Forlink Software Corporation, Inc.